Opendoor Technologies Inc.
410 N. Scottsdale Road, Suite 1600
Tempe, Arizona 85288
December 15, 2023
Via EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Paul Cline
Jennifer Monick
Re:    Opendoor Technologies Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Form 10-Q for the Quarter ended September 30, 2023
File No. 001-39253
To the addressees set forth above:
This letter sets forth the response of Opendoor Technologies Inc. (the “Company,” “Opendoor”, “it,” “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 5, 2023 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on February 23, 2023 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 filed with the Commission on November 2, 2023 (the “Form 10-Q”).
For your convenience, we have reproduced the comments of the Staff exactly as given in the Comment Letter in bold and italics below followed by the Company’s response.

Securities and Exchange Commission
Division of Corporation Finance
December 15, 2023

Form 10-K for the year ended December 31, 2022
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Highlights, page 40
1.Please revise future filings both here and throughout your filing, as applicable, to label all non-GAAP measures as such and to provide a cross-reference to your discussion and reconciliations of such non-GAAP measures to their nearest comparable GAAP measures.
The Company acknowledges the Staff’s comment and advises the Staff that, in future filings with the Commission, beginning with its Annual Report on Form 10-K for the year ended December 31, 2023, the Company will label all non-GAAP measures as such and provide a cross-reference to the discussion and reconciliations of such non-GAAP measures to their nearest comparable GAAP measures.
Inventory Management, page 42
2.Given the significance of sell-through rates, holding periods and portfolio aging to your business, please tell us what consideration you have given to disclosing these metrics in a format, such as a tabular presentation, that would enable a reader to see how movements between each of these metrics impacted your business in each of the periods presented. For instance, we note your discussion on page 30 of the effects that aging of the portfolio has on your ability to finance homes; however, it is not readily apparent what effect portfolio aging had on your ability to finance homes and on cash as collateral in the periods presented.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it regularly undertakes a detailed review of the operating metrics that it tracks internally and has disclosed publicly, including sell-through rates, holding periods and portfolio aging. Based on this ongoing review, the Company has determined not to present these metrics in a tabular format because the Company believes other metrics are more useful to investors’ understanding of the business and these metrics could be misleading.
The Company believes that providing more granular metrics such as sell-through rates, holding periods and portfolio aging could confuse readers and detract from metrics that the Company believes are material to an understanding of its business and notes that it has not historically included sell-through rates, holding periods and portfolio aging in its public filings, shareholder letters and earnings press releases. While sell-through rates, holding periods and portfolio aging are factors that the Company uses in the context of managing overall risk and inventory health, as a measure of its operating performance, the Company believes that they are incomplete metrics because they can vary significantly across periods due to reasons unrelated to the underlying performance of the Company’s business, such as typical seasonality in the residential real estate market.
The Company respectfully directs the Staff to its discussion of contribution margin on pages 42, 44, 50 and 52 of its Form 10-K. The Company notes that management considers contribution margin to be a key measure of operational performance, as compared to sell-through rates,

Securities and Exchange Commission
Division of Corporation Finance
December 15, 2023

holding periods and portfolio aging, because it captures the unit level performance isolated to homes sold in a given period and provides comparability across reporting periods and, therefore, offers investors a more complete view of the Company’s overall performance.
Instead of providing granular metrics such as sell-through rates, holding period and portfolio aging, the Company notes that management considers the percentage of homes “on the market” for greater than 120 days to be a more useful, holistic measure of inventory management performance, both in terms of Company performance as well as performance relative to the broader market. Given the usefulness of this metric in understanding the Company’s performance, the Company intends to include the percentage of homes “on the market” for greater than 120 days in its financial highlights disclosures going forward.
Further, in response to the latter half of the Staff’s above comment, the Company respectfully directs the Staff to its discussion of the Company’s debt financing arrangements, including existing borrowing capacity, on pages 30 and 87 to 90 of the Form 10-K, as well as page 42 of the Form 10-Q, where it discloses that under the Company’s asset-backed financing facilities, the amount it is permitted to borrow against a given property generally begins to step down after the Company has owned that property for approximately six months, and ultimately steps down to zero after twelve months. While portfolio aging, among other factors related to the Company’s real estate inventory, such as acquisition and resales volumes, could indicate which assets the Company may pledge, the Company does not believe that portfolio aging significantly affects its ability to access adequate financing in order to fund new real estate acquisitions and is thus not a key metric for an investor’s understanding of the Company’s business. Further, as noted below, the Company regularly chooses to pledge cash or potentially repay debt and as a result, the age of inventory is not necessarily indicative of the Company’s ability to provide collateral.
In addition, the Company respectfully advises the Staff that as the Company’s business continues to evolve, management will continue to evaluate different operating metrics to determine whether disclosing such metrics would promote an understanding of the Company’s business and operating performance. As such, the Company may change the performance metrics it discloses in future periodic filings.
Adjusted EBITDA Margin, page 46
3.Please revise future filings to disclose how you calculate adjusted EBITDA margin.
The Company acknowledges the Staff’s comment and advises the Staff that, in future filings with the Commission, beginning with its Annual Report on Form 10-K for the year ended December 31, 2023, the Company will note that adjusted EBITDA margin represents adjusted EBITDA as a percentage of revenue.

Securities and Exchange Commission
Division of Corporation Finance
December 15, 2023

Form 10-Q for the quarterly period ended September 30, 2023
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Overview, page 41
4.Please tell us what consideration you gave to enhancing your disclosure regarding the nature of your increase in restricted cash during the period, including but not limited to the amount of the increase that relates to the requirement to pledge additional cash as collateral for properties you have owned for extended periods. In addition, we note your disclosure on page 41 that states, "[t]he increase in our restricted cash balance of $570 million as compared to December 31, 2022 was a result of the proactive reduction of our acquisition pace via higher spreads embedded in our offers and lower marketing investment, resulting in greater restricted cash available for the future acquisition of real estate inventory." Please clarify for us how this assertion is representative of the increase in restricted cash during the period.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has undertaken a detailed review of its disclosure regarding restricted cash, as well as the amount of the increase that relates to pledging additional cash as collateral for properties the Company has owned over a certain period of time. The Company notes that it has several options in meeting its collateral and other obligations under its asset-backed term debt facilities. It may pledge certain properties in its portfolio as collateral, pledge cash as collateral, or choose to repay outstanding term debt. For a discussion on this interplay, the Company respectfully directs the Staff to its discussion of its non-recourse asset-backed debt on page 42 of its Form 10-Q as well as page 54 of its Form 10-K. In addition, the Company respectfully directs the Staff to the summary of the assets, liabilities and equity related to the Company and its subsidiaries that are variable interest entities (“VIEs”) on page 13 of the Form 10-Q in Note 4 to the condensed consolidated financial statements, “Variable Interest Entities.” This information, which is also reflected on the Company’s consolidated balance sheet on page 3 of the Form 10-Q, provides the balances of real estate inventory and restricted cash pledged against the asset-backed debt in comparison to the amount of outstanding asset-backed debt and is comparative between the current period and the last balance sheet date.
The Company’s statement on page 41 of the Form 10-Q that “[t]he increase in our restricted cash balance of $570 million as compared to December 31, 2022 was a result of the proactive reduction of our acquisition pace via higher spreads embedded in our offers and lower marketing investment, resulting in greater restricted cash available for the future acquisition of real estate inventory,” was intended to reflect management’s decision to collateralize certain term debt facilities with cash, primarily due to lower real estate acquisition volume during the period and a desire to preserve ongoing borrowing capacity by not prematurely repaying the term debt.
The Company advises the Staff that it will consider providing additional disclosure regarding the relationship between restricted cash and pledging cash as collateral in future filings when appropriate.

Securities and Exchange Commission
Division of Corporation Finance
December 15, 2023

If you have any questions or further comments about this response, please contact me by email at christy@opendoor.com.

Sincerely,

Opendoor Technologies Inc.

By:	/s/ Christina Schwartz

Name:	Christina Schwartz
Title:	Interim Chief Financial Officer
Cc: (via email)
Sydney Schaub (Opendoor Technologies Inc.)
Phillip Stoup (Latham & Watkins LLP)